PE 8-31-02

02056920

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934.

For the month of: AUGUST 2002

SEC Registration Number 0-30622

ANOORAQ RESOURCES CORPORATION
1020-800 West Pender Street
Vancouver, BC
V6C 2V6

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F __X__ Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _____ No __X__

(If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________)

Enclosed:

1. News release dated August 26, 2002.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANOORAQ RESOURCES CORPORATION

SHIRLEY MAIN

August 26, 2002

Anooraq Resources Corporation

1020 · 800 W Pender St
Vancouver BC
Canada V6C 2V6
Tel 604 684 · 6365
Fax 604 684 · 8092
Toll Free 1 800 667 · 2114
http://www.hdgold.com

DRILLING RETURNS BULK TONNAGE PGM-NICKEL-COPPER INTERCEPTS FROM ANOORAQ'S RIETFONTEIN FARM, SOUTH AFRICA

August 26, 2002, Vancouver, BC - Ronald W. Thiessen, President and CEO of Anooraq Resources Corporation (TSX Venture:ARQ; OTCBB:ARQRF) is pleased to announce initial assay results from the first two holes completed on its Rietfontein farm on the Platreef, South Africa. These results demonstrate that the Platreef horizon on the northern limb of the Bushveld Complex hosts large scale bulk tonnage PGM-Nickel-Copper deposits.

RIETFONTEIN ASSAY RESULTS

Hole Number	From (metres)	To (metres)	Interval (metres)	Nickel (%)	Copper (%)	Platinum + Palladium + Gold (grams/tonne)
AR 1	19.83	66.15	46.32	0.18	0.12	0.84
incl.	47.54	66.15	18.61	0.27	0.19	1.37
AR 2	19.61	155.81	136.20	0.19	0.15	0.63
incl.	107.34	155.81	48.47	0.25	0.23	0.99

Rietfontein forms part of Anooraq's extensive (39,000 ha) mineral tenure on the prolific northern limb of the Bushveld Complex. Under terms of an option agreement, African Minerals is earning a 50% interest in the Rietfontein farm by operating a major, multi-rig drilling program on that property. Rietfontein is adjacent to and contiguous with African Mineral's Turfspruit farm immediately to the west where up to 12 rigs have been drilling since January. The strongly mineralized Platreef horizon straddles the common boundary of the two farms.

To date, 21 core holes have been completed by African Minerals on Rietfontein along a 1,400 metre southeast trending strike length of the Platreef. The current results are from the first holes completed. Hole AR 1 is located at the northwest end of the strike length and Hole AR 2 is located 300 metres southeast of AR 1. Significant disseminated, net textured and massive sulphide-bearing intervals have been encountered in most of the Platreef intersections drilled to date. Additional assay results will be released as they are received. Drilling on Rietfontein with multiple rigs is ongoing.

African Minerals' drilling and assaying programs on Rietfontein have been implemented and supervised by Dr. Louis Schurmann, Pr. Sci. Nat., as Qualified Person. Sawn, half core assay samples were submitted to Set Point Laboratories in Johannesburg where base metals were determined by standard XRF spectroscopy and precious metals by 50 gram fire assay fusion with an ICP finish against internal standards and duplicates.

For photographs of core from selected drill holes and further details on Anooraq's Platreef Project, please visit the Company's website at www.hdgold.com or contact Investor Services at (604)684-6365 or within North America at 1-800-667-2114.

ON BEHALF OF THE BOARD OF DIRECTORS

Ronald W. Thiessen
President & CEO

No regulatory authority has approved or disapproved the information contained in this news release.

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's annual Form 20-F filing with the United States Securities and its home jurisdiction filings that are available at www.sedar.com.